OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0209452     BARCLAYS BANK PLC

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**      INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMARKS AND FOREIGN EXCHANGE RATES

**MATTER DETAIL:**  UPDATE TO PREVIOUSLY DISCLOSED MATTER ("INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMARKS AND FOREIGN EXCHANGE RATES"). FX TRADING INVESTIGATION: ON MAY 20, 2015, THE US DEPARTMENT OF JUSTICE (THE "DOJ") FILED A CRIMINAL INFORMATION (THE "INFORMATION") IN THE US DISTRICT COURT FOR THE DISTRICT OF CT ("DISTRICT COURT") AGAINST BARCLAYS PLC ("BARCLAYS"). THE INFORMATION CHARGED BARCLAYS WITH PARTICIPATING IN A CONSPIRACY TO FIX, STABILIZE, MAINTAIN, OR ALTER THE PRICE OF, AND RIG BIDS AND OFFERS FOR, THE EURO/US DOLLAR ("EUR/USD") CURRENCY PAIR EXCHANGED IN THE FOREIGN CURRENCY EXCHANGE SPOT MARKET BY AGREEING TO ELIMINATE COMPETITION IN THE PURCHASE AND SALE OF THE EUR/USD CURRENCY PAIR IN VIOLATION OF THE SHERMAN ANTITRUST ACT, 15 U.S.C. § 1. THIS CASE IS CAPTIONED UNITED STATES OF AMERICA V. BARCLAYS PLC. UNDER THE PLEA AGREEMENT WITH THE DOJ (THE "PLEA AGREEMENT"), BARCLAYS PLED GUILTY TO THE CHARGE IN THE INFORMATION AND AGREED TO PAY $710M TO THE DOJ. $650M IS ATTRIBUTABLE TO THE CHARGE IN THE INFORMATION. THE REMAINING $60M IS ATTRIBUTABLE TO A FINDING BY THE DOJ THAT THE CONDUCT DESCRIBED IN THE PLEA AGREEMENT CONTINUED AFTER BARCLAYS BANK PLC ("BBPLC") AND ITS PARENT, SUBSIDIARIES AND AFFILIATES ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE DOJ ON JUNE 26, 2012 RELATED TO SUBMISSIONS OF BENCHMARK INTEREST RATES, INCLUDING THE LONDON INTERBANK OFFERED RATE (KNOWN AS LIBOR). THE PLEA AGREEMENT ALSO REQUIRED BARCLAYS TO UNDERTAKE CERTAIN REMEDIAL ACTIONS TO ADDRESS THE CONDUCT DESCRIBED IN THE PLEA AGREEMENT AND THE ATTACHMENTS THERETO (THE "CONDUCT"). BARCLAYS EXPECTS THAT THE DISTRICT COURT WILL ENTER A JUDGMENT THAT WILL REQUIRE REMEDIES THAT ARE MATERIALLY THE SAME AS SET FORTH IN THE PLEA AGREEMENT. BARCLAYS ALSO ENTERED INTO REGULATORY SETTLEMENTS RELATING TO THE CONDUCT WITH THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FEDERAL RESERVE"), THE CFTC, THE NY STATE DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND THE UK FINANCIAL CONDUCT AUTHORITY (THE "UK FCA"). THE SETTLEMENTS WITH THE FEDERAL RESERVE, CFTC, DFS AND UK FCA REQUIRE BARCLAYS TO PAY $342M, $400M, $485M AND £284.432M ($440.9M), RESPECTIVELY. IN THE AGGREGATE, THE PLEA AGREEMENT AND REGULATORY SETTLEMENTS REQUIRED BARCLAYS TO PAY OVER $2.37BN. THE SETTLEMENT WITH THE DFS, IN THE MATTER OF BARCLAYS BANK PLC, BARCLAYS BANK PLC, NEW YORK BRANCH (THE "DFS ORDER"), INCLUDED SEVERAL FINDINGS OF VIOLATIONS OF NEW YORK STATE BANKING LAW AND REGULATIONS, INCLUDING DFS REGULATION 3 NYCRR § 300.1 (FAILURE TO REPORT IMMEDIATELY UPON THE DISCOVERY OF FRAUD, DISHONESTY, MAKING OF FALSE ENTRIES AND OMISSION OF TRUE ENTRIES, AND OTHER MISCONDUCT IN WHICH AN EMPLOYEE WAS INVOLVED). THE DFS ORDER REQUIRES CONTINUED ENGAGEMENT AND COOPERATION WITH THE INDEPENDENT CONSULTANT, WHO WAS INITIALLY INSTALLED AS A RESULT OF A MEMORANDUM OF UNDERSTANDING ENTERED INTO BETWEEN BBPLC AND THE DFS. THE CONSULTANT WILL OVERSEE, EVALUATE AND PROPOSE CORRECTIVE MEASURES REGARDING, AMONG OTHER THINGS, THE EFFECTIVENESS OF THE BANK'S

TRADING POLICIES, THE BANK’S COMPLIANCE PROGRAMS AND MANAGEMENT OVERSIGHT OF COMPLIANCE PROGRAM, POLICIES AND PROCEDURES CURRENTLY IN PLACE THAT PERTAIN TO ACTIVITIES CONDUCTED BY OR THROUGH THE NY BRANCH. THE CONSULTANT WILL THEN OVERSEE THE BANK’S IMPLEMENTATION OF THESE CORRECTIVE MEASURES AND SUBMIT PROGRESS REPORTS TO THE DFS. ISDAFIX INVESTIGATION: ON MAY 20, 2015, BARCLAYS, BBPLC AND BARCLAYS CAPITAL INC. (COLLECTIVELY, THE “RESPONDENTS”) CONSENTED TO THE ENTRY OF AN ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTIONS 6(C)(4)(A) AND 6(D) OF THE COMMODITY EXCHANGE ACT, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS BY THE CFTC, IMPOSING A $115M CIVIL MONEY PENALTY AND ALLEGING THAT FROM AT LEAST AS EARLY AS JANUARY 2007 AND CONTINUING THROUGH JUNE 2012, THE RESPONDENTS, BY AND THROUGH CERTAIN OF THEIR TRADERS IN NY, AT TIMES ATTEMPTED TO MANIPULATE THE US DOLLAR INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION FIX (“ISDAFIX”).

**FILED BY:** RYANN1

**FILED ON:** 6/19/2015 9:59:20 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.